Exhibit 99.39

Management’s Discussion and Analysis

For the Three and Nine Months End March 31, 2023

Contact Information :
SolarBank Corporation (Formerly Abundant Solar Energy Inc.)
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@abundantsolarenergy.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of May 30, 2023 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the three and nine months ended March 31th, 2023. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023.

The Company is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth via organic growth and M&A.

Development of the Business

USA

The Company is focused on its key market in New York and Maryland. In New York the Company had six projects reached Permission to Operate (“PTO”) in the second quarter of 2023, totaling 12 MWp (see Existing Projects table below), including two Community Solar projects, two with municipal power purchase agreement (PPA), and two net metering projects for Honeywell International Inc. The Company also has two community solar projects that reached Notice to Proceed; Seven projects are under utility interconnection studies. In addition the Company is working on sites origination of potential community and utility scale solar projects. The Company is working with the Maryland Department of Transportation on eighteen potential solar project sites.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs is improving.

Canada

Over the past few years, the real estate sector has experienced an evolution in the importance of Environmental, Social and Governance (“ESG”) issues. The sector has made tremendous strides in tackling its contribution to Climate Change but despite efforts made so far, there is still a significant amount of work to be done, particularly given real estate’s 40% contribution toward global carbon emissions. Many Canadian real estate companies are set out to achieve its net zero emissions goals for all their operations and new developments. Real estate can be developed and managed to make positive impacts by stopping the growth of carbon emissions from properties and reduce emissions dramatically.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions.

Selected Quarterly Information

The following table set selected condensed interim consolidated financial information for the Company for the three and nine-months period ended March 31, 2023 and 2022 and should be read in conjunction with the Company’s consolidated financial statements as at June 30, 2022 and 2021 and related notes thereto for such periods.

The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

	2023	2022
For the three months ended March 31	$	$
Revenue	706,856	977,562
Revenue – EPC	684,296	977,562
Revenue – development	-	-
Revenue – O&M	22,560	-
Cost of goods sold	(51,601)	(448,548)
Net income	3,074,090	429,888
Net income per share	0.11	0.03

	2023	2022
For the nine months ended March 31	$	$
Revenue	9,152,242	9,791,250
Revenue – EPC	9,082,473	9,387,035
Revenue – development	-	404,215
Revenue – O&M	69,769	-
Cost of goods sold	(6,895,613)	(8,006,825)
Net income	3,426,589	692,024
Net income per share	0.13	0.04

	March 31, 2023	June 30, 2022
As at	$	$
Total assets	21,896,075	9,194,537
Total current liabilities	3,722,702	3,365,909
Total non-current liabilities	930,683	1,388,013

The following discussion addresses the operating results and financial condition of the Company for the three and nine months ended March 31th, 2023 compared with the three and nine months ended March 31th, 2022.

Result of Operations

Three and nine months ended March 31, 2023 compared to the three and nine months ended March 31, 2022

Trend

In fiscal 2023, the Company continued to focus on scaling its business model by growing its pipeline and advancing its projects in EPC in US and development in both US and Canada. All existing EPC projects reached PTO or substantial completion in December 2022. It is expected that the Company’s revenue will keep growing in the fourth quarter of 2023 as two projects in the US reached notice to proceed stage (“NTP”) and three projects in the US are approaching NTP.

The net income for the three months ended March 31, 2023 increased by $2,644,202 compared to the net income for the three month ended March 31, 2022 with $3,074,090 net income recognized during the third quarter of 2023 as compared to a net income of $429,888 for the third quarter of 2022.

The net income for the first nine months of 2023 increased by $2,734,565 compared to the net profit for the first nine months of 2022 with $3,426,589 net income recognized in 2023 as compared to net income of $692,024 in 2022.

Key business highlights and projects updates in 2023

●	Existing projects

Name	Location	Size (MW DC)	Timeline	Milestone	Current Status
Richmond	New York, USA	7.0	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Portland	New York, USA	3.5	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. It reached substantial completion in December 2022.
VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
SCA	New York, USA	0.7	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Willis	New York, USA	0.2	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
Manlius	New York, USA	6.1	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000	140,999	IPO, working capital	The project currently has completed an interconnection agreement with the utility companies, and obtained permits from the local authority having jurisdiction (AHJ). Engineering and initial construction have commenced and the Company is about to initiate procurement of major equipment.

Geddes	New York, USA	4.0	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000	99,736	IPO, working capital	The project currently has completed an interconnection agreement with the utility companies, and obtained permits from the local authority having jurisdiction (AHJ). Engineering and initial construction have started and the Company is about to initiate procurement of major equipment.

261 Township	Alberta, Canada	4.5	June 2023	Completion of engineering work and placement of orders for main project components	800,000	31,428	IPO, working capital	The project has received notice to proceed from the property owner. A site visit is scheduled, engineering has commenced and the Company is in discussion with the local utility companies on net metering interconnection, and with local authority having jurisdiction on the building permit.

Richmond 2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	400,000	10,642	IPO, working capital	The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.

Richmond 3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	10,642	IPO, working capital

Hardie	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	13,386	IPO, working capital

SUNNY	New York, USA	28.0	June 2025	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	33,232	IPO, working capital	The Company submitted an interconnection request to New York Independent System Operator. The company signed a lease agreement with the landowner in 2022. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs).

Wastebeds1	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	19,225	IPO, working capital	The three projects are under utility interconnection study and engineering study. The design work will be after the completion of the interconnection study.

Wastebeds2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	19,225	IPO, working capital

Wastebeds3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	19,225	IPO, working capital

Revenue

The Company’s revenue is mainly from EPC services, Development fee and O&M services.

	Three Months Ended March 31			Nine Months Ended March 31
	2023	2022	Change	2023	2022	Change
EPC services	684,296	977,562	(293,266)	9,082,473	9,387,035	(304,562)
Development fees	-	-	-	-	404,215	(404,215)
O&M services	22,560	-	22,560	69,769	-	69,769
Total Revenue	706,856	977,562	(270,706)	9,152,242	9,791,250	(639,008)

The following table shows the significant changes in revenue from 2022

	Three months	Nine months	Explanation
EPC services	(293,266)	(304,562)	The Company recognizes revenue on the achievement of certain milestones during project development and construction. Lower revenue arose from projects Portland and Richmond as major milestones that had greater revenue associated with them were completed and revenue earned in FY22. In FY23, $1.8M revenue earned for Portland and $4.1M for Richmond. In FY22, $2.8M and $6.1M earned for the same projects respectively. In FY23 Q3, $512k revenue earned from BESS projects.
Development fees	-	(404,215)	There was no development revenue in FY23. The development revenue in FY22 was from a project that was sold at NTP.
O&M services	22,560	69,769	The Company is growing the O&M services revenue by allocating more resources to this revenue stream. No O&M revenue was earned in FY22.
Total	(270,706)	(639,008)

Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

Expenses	Three Months Ended March 31			Nine Months Ended March 31
	2023	2022	Change	2023	2022	Change
Cost of goods sold	(51,601)	(448,548)	396,947	(6,895,613)	(8,006,825)	1,111,212
Operating expense:
Advertising and promotion	(47,719)	(6,725)	(40,994)	(86,332)	(7,400)	(78,932)
Depreciation expenses	(12,846)	(2,096)	(10,750)	(36,185)	(6,288)	(29,897)
Insurance	(29,391)	(44,020)	14,629	(87,179)	(75,540)	(11,639)
Office, rent and utilities	(91,153)	(48,629)	(42,524)	(240,282)	(144,169)	(96,113)
Listing fees	(68,517)	-	(68,517)	(99,491)	-	(99,491)
Professional fees	(553,902)	(15,796)	(538,106)	(713,977)	(73,230)	(640,747)
Salary and wages	(538,318)	(397,081)	(141,237)	(1,281,712)	(1,315,820)	34,108
Stock based compensation	(2,621,451)	-	(2,621,451)	(2,621,451)	-	(2,621,451)
Travel and accommodation	(21,022)	(6,675)	(14,347)	(133,924)	(35,204)	(98,720)
Total operating expenses	(3,984,319)	(521,022)	(3,463,297)	(5,300,533)	(1,657,651)	(3,642,882)
Total Expenses	(4,035,920)	(969,570)	(3,066,350)	(12,196,146)	(9,664,476)	(2,531,670)

The following table shows the significant changes in expenses from 2022:

Expenses	Three months	Nine months
Cost of goods sold	396,947	1,111,212	Less cost of goods sold due to less revenue being recognized in this quarter.
Advertising and promotion	(40,994)	(78,932)	Additional costs incurred in FY23 relating to investor marketing, including design of new company logo and website.
Office, rent and utilities	(42,524)	(96,113)	Increase in FY23 due to accounting software migration to Quickbook Online from Quickbook Desktop. In FY23, both versions of the software are being used. In FY23, there were also IT equipment upgrades.
Listing fees	(68,517)	(99,491)	In FY23, Company incurred various IPO related fees, including prospectus and SEDAR filling fees ($44k), IPO listing and processing fees ($15k), and fees associated with a OTCQX application for trading in the United States ($20k).
Professional fees	(538,106)	(640,747)	Increase due to $123k audit fees all incurred in FY23, $237k consulting fees relating to PCDC claims, and $211k legal fees accrual (invoice not received).
Stock based compensation	(2,621,451)	(2,621,451)	Employee stock compensation of $597k and $1.8M related to warrants granted for advisory services.
Travel and accommodation	(14,347)	(98,720)	More travel and seminars activities in 2023 as there is no pandemic restriction. $50k sponsorship for the 6th Annual Growth Conference in FY23.
Various others	(137,358)	(7,428)	YTD adjustment in salaries expense of $357k booked in FY23Q3 to be consistent with prior year. Other changes are not significant.
Total Expenses	(3,066,350)	(2,531,670)

Other Income (Expense)

For the three months ended March 31, 2023, the Company had other income of $6,363,363 compared to other income of $431,865 for the three months ended March 31, 2022. Other income for the three months ended March 31, 2023 consists mainly of Pre-Construction Development Costs recovered from IESO of $6,338,640, CESIR refund of $18,327, and other income of $6,396. Other income for the three months ended March 31, 2022 consists mainly of NYSERDA grant of $431,705 and other income of $160.

For the nine months ended March 31, 2023, the Company had other income of $6,473,127 compared to other income of $654,860 for the nine months ended March 31, 2022. Other income for the nine months ended March 31, 2023 consists mainly of Pre-Construction Development Costs recovered from IESO of $6,338,640, foreign exchange gain of $114,900, CESIR refund of $18,327, government subsidies of $2,808, offsetting by interest expense of $1,548. Other income for the nine months ended March 31, 2022 consists mainly of NYSERDA grant of $431,705, Covid subsidy of $133,506, CESIR refund of $58,128, foreign exchange gain of $66,093, offset by other expense of $34,572.

Net Income (loss)

The net income for the three months ended March 31, 2023 was $3,074,090 for an income per share of $0.11 based on 26,800,000 outstanding shares versus $429,888 for a income per share of $0.03 based on 16,000,000 outstanding shares for the comparative period.

The net income for the nine months ended March 31, 2023 was $3,426,589 for an income per share of $0.13 based on 26,800,000 outstanding shares versus $692,024 for a income per share of $0.04 based on 16,000,000 outstanding shares for the comparative period.

Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The case does not represent a material threat to the Company.

(2)	On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all Feed-In Tariff (FIT) 2, 3, 4 and 5 contracts where the Independent Electricity System Operator (IESO) had not issued Notice to Proceed (“NTP”). An NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre-NTP FIT contract holders on July 16, 2018. However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by the Company’s subsidiary, 2467264 Ontario Inc, is $6.3 million. IESO confirmed the full $6.3 million amount during the quarter ended March 31, 2023. As of March 31, 2023, $1.4 million have been recovered from IESO and the remaining $4.9 million was recorded as receivable.

(3)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

(4)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

(5)	The Company has $6,486,838 in accounts receivable outstanding from the Solar Flow Through group of companies for development services performed for their solar contracts from December 2017 to July 2018. The Government of Ontario cancelled said solar contracts in July 2018 ceasing all development work. These amounts are expected to be paid during the 2023 calendar year. Accordingly, the accounts receivable balance is not yet recognized.

Summary of Quarterly Results

The Company has not previously prepared quarterly financial statements except for the three months and nine months ended March 31, 2023, and 2022. According to item 1.5 (ii) of Form 51-102F1, the Company is not providing a tabular comparison of the eight most recently completed quarters, it is only providing the information for quarters in which it has prepared financial statements.

	Q3		Q2	Q1
	March 31, 2023		December 31, 2022	September 30, 2022
Description	($)		($)	($)

Revenue	706,856		2,964,934	5,480,452
Income (Loss) for the period	3,064,872		89,468	164,482
Income (Loss) per share	0.11 (basic	)
(basic and diluted)	0.09 (diluted	)	0.01	0.01

	Q3	Q2	Q1
	March 31, 2022	December 31, 2021	September 30, 2021
Description	($)	($)	($)

Revenue	977,562	6,211,631	2,602,057
Income (Loss) for the period	235,346	399,331	57,731
Income (Loss) per share
(basic and diluted)	0.03	0.02	0.00

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development. Refer to “Results of Operations” for additional discussion.

Liquidity and Capital Resources

As at March 31, 2023, the Company had a cash balance of $5,630,599 (June 30, 2022 - $931,977) with working capital surplus of $17,998,131 (June 30, 2022 - $5,617,200).

The following table summarizes the Company’s liquidity position:

	March 31, 2023	June 30, 2022
As at	$	$
Cash	5,630,599	931,977
Working capital	17,998,131	5,617,200
Total assets	21,896,075	9,194,537
Total liabilities	4,653,385	4,753,922
Shareholders’ equity	17,242,690	4,440,615

The Company believes that with the proceeds of the Offering, along with its expected operating income and cash flows, it has sufficient working capital to continue its operations for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations and debt financing. The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

	March 31, 2023	March 31, 2022
For nine months ended	$	$
Net cash provided by (used in)
Operating activities	4,653,394	3,259,107
Investing activities	-	(2,994)
Financing activities	(133,549)	(1,012,746)
Increase (decrease) in cash, cash equivalents, and restricted cash	4,698,622	2,369,776

Cash flow from operating activities

The Company generated cash of $4,653,394 from operating activities during the nine months ended March 31, 2023, while the Company generated $3,259,107 cash during the same period ended March 31, 2022. The Company generated cash of $6,084,225 from the operational activities and used $1,430,831 for the change of working capital during the nine months ended March 31, 2023, while the Company generated cash of $698,312 from the operating activities and generate $2,560,795 due to the change of working capital for the same period ended March 31, 2022.

Cash flow from financing activities

The Company used cash of $133,549 from financing activities during the nine months ended March 31, 2023, while the Company used $1,012,746 cash during the same period ended March 31, 2022. The cash generated in financing activities for the nine months ended March 31, 2023 was mainly driven by the net proceeds of $1,250,000 received from debenture financing completed in October 2022 and net proceed from the issuance of common shares of $5,611,802, offset by the issuance of notes receivable of $1,284,393, purchase of ST GIC of $4,680,000, repayment of short-term loans of $593,167, long-term loans of $417,996. The cash used in financing activities for the nine months ended March 31, 2022 was solely resulted from the repayment of short-term loans of $1,012,746.

Cash flow from investing activities

The Company used cash of $nil in acquisition of plant, property and equipment during the nine months ended March 31, 2023, while the Company used $2,994 in acquisition of plant, property and equipment during the same period ended March 31, 2022.

Capital Transactions

On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. (ELI) for a loan of $320,273 (USD 250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023 with the amount of $40,034 (USD 31,250). The interest of loan is payable on a quarterly basis beginning July 8, 2022 of amount of $6,329 (USD 5,000). The Company fully repaid the Energy line Loan in the amount of $343,776 in principal and $13,146 in interest on October 6, 2022.

On December 28, 2022, the Company entered into a promissory note with a customer to convert a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to note receivable. The promissory note bears interest rate of 15% per annum and is payable on a monthly basis. The promissory note payment date was extended to end of April. The note receivable remains unpaid subsequently. Management is currently in negotiation with this customer to settle the note receivable through obtaining partial ownership of certain solar projects back from this customer. As at March 31, 2023, an accrued interest of $78,389 (USD $57,925) was receivable and outstanding from this customer.

In October 2022, the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Upon the closing of the initial public offering, the proceeds of the Convertible Loan shall convert into Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and on Series B Warrant.

Each Series A Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series A vesting condition that is the Warrant shall become exercisable upon the Company attaining a fully diluted market capitalization of CAD $20M calculated by multiplying all of the issued and outstanding common shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs. The Series A vesting condition was satisfied on date of the closing of the Offering. As a result, 2,500,000 Series A warrants vested on March 1, 2023.

Each Series B Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series B vesting condition that is the Warrant shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a venture issuer.

Both Series A Warrant and Series B Warrant expires 60 months from the closing of the initial public offering.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 10%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $1,136,364 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $113,636 on inception is presented as a component of shareholders’ equity. On March 1, 2023, the full liability portion of the Convertible Loan converted to 2,500,000 Common Shares. A continuity of the liability portion of the convertible debentures is as follows:

Balance, June 30, 2022	-
Initial recognition	$1,136,364
Accretion interest expenses	47,348
FV adjustment from conversion	(47,348)
Conversion of Loan upon IPO	(1,1136,364)
Balance, March 31, 2023	$-

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The Offering consists of 8,050,000 Common Shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per Common Share. The Company paid $362,250 broker commission, $63,448 legal fees and issued 483,000 broker warrants to purchase common shares at $0.75 per share until March 1, 2026. The broker warrants were valued using the Black-Scholes model resulting in fair value of $242,575. As of March 31, 2023, the Company has used the net proceeds from the Offering as follows:

Use of Proceeds	Initial Estimated Amount ($)	Actual Amount ($)
Completion of engineering and permitting, along with procurement deposit, for two projects located in New York, USA.	1,000,000	283,655
Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee for one project located in New York, USA.	900,000	34,329
Working capital for one project in Alberta, Canada that provides for the completion of engineering work and placement of orders for main project components.	800,000	Nil
Business development initiatives in the United States involving completion of documentation to advance six projects to the notice to proceed stage.	1,600,000	99,006
Salaries for new hires.	418,250	Nil
Total	4,718,250	416,990

On February 10, 2023, the Company granted 500,000 Restricted Share Units (“RSUs”) to a consultant. Pursuant to the agreement, each unit is exercisable into one common share of the Company for a period of 60 days from the vesting date. 50% of the units, or 250,000 units, vested on the date of closing of the Offering, which was March 1, 2023, and the remaining 50% vests on the 5-month after the date of closing of the Offering (on August 2, 2023). On March 8, 2023, 250,000 common shares were issued as a result of the vesting of 250,000 RSUs.

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	March 31, 2023	June 30, 2022
Long-term debt -non-current portion (note 14)	$787,037	1,230,643
Shareholder Equity	$17,242,690	4,440,615

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

Changes to capital management from the prior year includes closing of Company’s initial public offering of common shares on March 1, 2023.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were (i) 26,800,000 common shares issued and outstanding; and (ii) 2,500,000 Series A Warrants and 2,500,000 Series B Warrants converted from a $1,250,000 convertible debt; (iii) 2,500,000 Advisory Warrants; (iv) 483,000 Broker Warrants; (v) 2,759,000 stock options; and (vi) 265,000 Restricted Stock Units.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at March 31, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $121,705) due from Sustainable Investment Ltd. (“SIL”). One of SIL’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of SIL. The purpose was for short-term bridge funding to cover working capital and project development expenses.

As at March 31, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $86,000) due from Renewable Sun Energy Co-Op (“RSE”) for payment made to a vendor on behalf of RSE. One of RSE’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of RSE.

As at March 31, 2023, included in loan payable was $Nil (June 30, 2022 - $567,664) shareholder loan advance from a shareholder. In 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 on September 16, 2022. The purpose was for short-term bridge funding to cover working capital and project development expenses.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and six months ended March 31, 2023 and 2022 were as follows:

	Three Month Ended March 31,
	2023	2022
Short-term employee benefits	$280,016	$170,283
Share-based compensation	83,531	-
Advisory warrants	445,361	-

	Nine Month Ended March 31,
	2023	2022
Short-term employee benefits	$1,020,355	$651,759
Share-based compensation	83,531	-
Advisory warrants	445,361	-

Short-term employee benefits include consulting fees.

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Significant Accounting Policies

●	Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services and operation and maintenance (“OM”) services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Project development service contract with customers has a single performance obligation which is for the Company to deliver a fully permitted project which is ready for construction. The performance obligation is said to be satisfied at a point in time when development is considered complete. Therefore, the revenue from development contract is recognized when a solar project is fully permitted and ready for construction.

OM services

OM service contract with customers has a single performance obligation which is for the Company to provide hourly maintenance services as needed for the solar sites. The performance obligation is said to be satisfied over a period of time. Therefore, the Company recognizes revenue monthly which is when service is rendered and based on the hours spent times pre-determined hourly rate outline in the contract.

EPC services

The contract for EPC services has a single performance due to the services included in EPC contract are highly interrelated and the contract includes a significant service of integrating the goods and services into the combined item the customer contract for, that is, to build the solar sites. The performance obligations are satisfied over a period of time. Therefore, the revenue is recognized over a period of time based on the kW size of the project and fixed rate per kW outlined in the contract. The amount that the Company has a right to bill the customer reflects the pattern of transfer and value of the completed performance to the customer. As a result, the Company applies the “right to invoice” practical expedient under IFRS 15, to measure and recognize revenue.

●	Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development and construction costs, borrowing costs, property taxes and other construction overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

●	Lease

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

●	Contract fulfilment cost

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company first considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

●	Convertible debenture

The Company evaluates the terms of its financial instruments to determine whether it contains both a liability and an equity component. The Company recognizes separately the components of a financial instrument that create a financial liability and grants an option to the holder of the instrument to convert it into equity of the Company. On initial recognition, the instrument’s fair value is allocated between the liability and the equity components using the residual method. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument.

●	Taxes

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

●	Expected credit loss

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and also taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

●	Warranties

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the three and six months ended March 31, 2023, $Nil and $Nil warranty provision was recorded (2022 - $Nil and $Nil).

●	Stock-based compensation and warrant valuation

The fair value of stock options issued and warrants granted are subjective to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involved uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of stock-based compensation to be recognized in operations over the vesting period.

●	Accounting standards issued buy not yet effective

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2023.

IFRS 17 Insurance Contracts

In June 2020, the International Accounting Standards Board (IASB) issued IFRS 17. IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 with earlier adoption permitted as long as IFRS 9 is also applied. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts.

The Company has not early adopted IFRS 17 and determined that the adoption of this standard will not have an impact on the Company’s consolidated financial statements.

Critical Accounting Estimates

Accounting policies, methods and estimates are an integral part of the consolidated financial statements prepared by management and are based upon management’s current judgments. These judgments are normally based on knowledge and experience regarding past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. While there are a number of accounting policies, there are no critical accounting estimates that affect our financial statements for the three and nine months ended March 31, 2023 and 2022.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Nine months ended March 31, 2023	Revenue	% of Total Revenue
Customer A	$5,919,270	65%

Nine months ended March 31, 2022	Revenue	% of Total Revenue
Customer A	$8,898,638	91%

Three months ended March 31, 2023	Revenue	% of Total Revenue
Customer A	$105,180	15%
Customer B	$264,572	37%
Customer C	$151,696	21%
Customer D	$100,000	14%

Three months ended March 31, 2022	Revenue	% of Total Revenue
Customer A	$965,074	99%

March 31, 2023	Account Receivable	% of Account Receivable
Customer B	$298,966	15%
Customer E	$1,505,083	76%

June 30, 2022	Account Receivable	% of Account Receivable
Customer A	$3,619,579	64%
Customer B	$1,596,777	28%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

Subsequent Events

a)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The proceeding was dismissed, but the petitioners have appealed subsequent to March 31, 2023. A second case against the town and Company by one of the original petitioners was filed in November 2022 largely mirroring the first challenge. On November 30, 2022, the case was dismissed as to all claims against the Company, one claim under the Open Meeting Law against the town remains. Motions for summary judgement on that claim by the town and Company are currently pending. The case does not represent a material threat to the Company.

b)	On May 10, 2023, a total of $1,905,666 received from IESO relating the PCDC claims.